UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 15
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CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.

 Commission File Number:  001-33662
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FORESTAR GROUP INC.
(Exact name of registrant as specified in its charter)

6300 Bee Cave Road
Building Two, Suite 500
Austin, Texas 78746-5149
(512) 433-5200
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Preferred Share Purchase Rights (1)
(Title of each class of securities covered by this Form)

Common Stock, $1.00 par value per share
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934, Forestar Group Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: April 6, 2015	FORESTAR GROUP INC.

	By:	/s/ David M. Grimm
David M. Grimm
Chief Administrative Officer

(1) The Preferred Share Purchase Rights (the “Rights”) expired on March 13, 2015 pursuant to the terms of the Rights Agreement, dated as of December 11, 2007, as amended on March 13, 2015, by and between Forestar Group Inc. (the “Company”) and Computershare Trust Company, N.A., as rights agent. The Company initially filed a Form 10, as subsequently amended, to register the Rights on August 10, 2007.

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.